Exhibit (b)(2)

June 10, 2005

Michael T. Sweeney
Managing Director
Goldner Hawn Johnson & Morrison Incorporated
3700 Wells Fargo Center
90 South 11th Street
Minneapolis, MN 55402-4123

Re:	Up to $700,000,000 Secured Term Facility
Commitment Letter

Dear Michael:

Bank of America, N.A. (“Bank of America”) is pleased to offer to be the sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for a secured term facility for Shopko Stores, Inc. (“Shopko”), to be payable on an equal and ratable basis with $100,000,000 of existing bonds of Shopko, totaling up to $700,000,000 (the “Facility”). The borrowers under the Facility (collectively, the “Borrower”) will be either Shopko or TBD special purpose entities wholly-owned, directly or indirectly, by Shopko. Bank of America is pleased to offer its commitment to underwrite the full Facility amount, subject to the terms of this Commitment Letter, and the attached Summary of Terms and Conditions (the “Summary of Terms”). Banc of America Securities LLC (“BAS”) is pleased to advise you of its willingness, in connection with the commitment issued by Bank of America, to act as sole and exclusive lead arranger and sole and exclusive book manager (in such capacities, the “Lead Arranger”) for the Facility. Bank of America will act as sole and exclusive Administrative Agent for the Facility and no additional agents, co-agents or arrangers will be appointed and no other titles will be awarded without our prior written approval.

The commitment of Bank of America hereunder and the undertaking of BAS to provide the services described herein are subject to the satisfaction of each of the following conditions precedent in a manner acceptable to Bank of America and BAS: (a) the accuracy and completeness in all material respects of all representations that you and your affiliates make to Bank of America and BAS and your compliance with the terms of this Commitment Letter (including the Summary of Terms); (b) prior to and during any syndication of the Facility there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any of its subsidiaries without the prior written consent of Bank of America and BAS, other than the ABL Facility and/or the CMBS Facility (as each is defined in the Summary of Terms); and (c) the negotiation, execution and delivery of definitive documentation for the Facility consistent with the Summary of Terms and otherwise satisfactory to Bank of America and BAS.

You agree to actively assist BAS in achieving a syndication of the Facility that is satisfactory to it. Such assistance shall include (a) your providing and causing your advisors to provide Bank of America and BAS and the other Lenders upon request with all information reasonably deemed necessary by Bank of America and BAS to complete syndication; (b) your assistance in the preparation of an Offering Memorandum to be used in connection with the syndication of the Facility; (c) your using commercially reasonable efforts to ensure that the syndication efforts of BAS benefit materially from your existing banking relationships; and (d) otherwise using commercially reasonable efforts to assist Bank of America and BAS in their syndication efforts, including by making your senior management and advisors available from time to time to attend and make presentations regarding the business and prospects of the Borrower and its subsidiaries, as appropriate, at one or more meetings of prospective Lenders.

It is understood and agreed that BAS will manage and control all aspects of the syndication in consultation with you, including decisions as to the selection of prospective Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender participating in the Facility will receive compensation from you in order to obtain its commitment, except on the terms contained herein and in the Summary of Terms. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at the sole discretion of Bank of America and BAS.

You hereby represent, warrant and covenant that (a) all written information, other than Projections (defined below), which has been or is hereafter made available to Bank of America, BAS or the Lenders by you or any of your representatives (or on your or their behalf) in connection with the transactions contemplated hereby (the “Information”), when taken as a whole, is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, and (b) all financial projections concerning the Borrower and its subsidiaries that have been or are hereafter made available to Bank of America, BAS or the Lenders by you or any of your representatives (the “Projections”) have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time of the preparation thereof. You agree to furnish us with such Information and Projections as we may reasonably request and to supplement the Information and the Projections from time to time until the completion of the syndication and the representation, warranty and covenant in the preceding sentence shall be correct in all material respects on the closing date for the Facility (the “Closing Date”) and continuing through completion of the syndication. In issuing this commitment and in arranging and syndicating the Facility, Bank of America and BAS are and will be using and relying on the Information and the Projections (collectively, the “Commitment Information”) without independent verification thereof.

You hereby acknowledge that (a) BAS and/or Bank of America will make available Information and Projections (collectively, “Borrower Materials”) to the proposed syndicate of Lenders by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the proposed Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Borrower, the REIT, their subsidiaries, or their securities) (each, a “Public Lender”). You hereby agree that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” you shall be deemed to have authorized BAS, Bank of America and the proposed

Lenders to treat such Borrower Materials as either publicly available information or not material information (although it may be sensitive and proprietary) with respect to the Borrower, the REIT, their subsidiaries, or their securities for purposes of United States federal and state securities laws; (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Investor;” and (z) BAS and Bank of America shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Investor.”

By executing this Commitment Letter, you agree to reimburse Bank of America and BAS from time to time on demand for all reasonable out-of-pocket fees and expenses (including, but not limited to, the reasonable fees, disbursements and other charges of counsel to the Lead Arranger and the Administrative Agent and due diligence expenses) incurred in connection with the Facility, the syndication thereof, the preparation of the definitive documentation therefor and the other transactions contemplated hereby. In addition to the foregoing, in consideration for our commitments and agreements hereunder, you agree to pay, and cause the Borrower to pay the fees set forth on Exhibit A of the Summary of Terms as and when indicated therein.

You agree to indemnify and hold harmless Bank of America, BAS, each Lender and each of their affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) any matters contemplated by this Commitment Letter, except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equity holders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the transactions contemplated hereby, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. It is further agreed that Bank of America shall only have liability to you (as opposed to any other person), and that Bank of America shall be liable solely in respect of its own commitment to the Facility on a several, and not joint, basis with any other Lender, and that such liability shall only arise to the extent damages have been caused by a breach of Bank of America’s obligations hereunder, as determined in a final, nonappealable judgment by a court of competent jurisdiction. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems except to the extent determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct.

No party to this Commitment Letter, nor any Indemnified Party, shall have any liability hereunder for special, indirect, consequential, or punitive damages.

This Commitment Letter among you, Bank of America and BAS of even date herewith and the contents hereof and thereof are confidential and, except for disclosure hereof or thereof on a confidential basis to your accountants, attorneys and other professional advisors retained by you in connection with the Facility or as otherwise required by law, may not be disclosed in whole or in part to any person or entity without our prior written consent; provided, however, it is understood and agreed that you may disclose this Commitment Letter (including the terms and conditions outlined the Summary of Terms and the Market Flex provisions set forth on Exhibit A of such Summary of Terms, but not the fees outlined on such Exhibit A), in connection with any tender offer relating to Shopko, in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges. Bank of America and BAS shall be permitted to use information related to the syndication and arrangement of the Facility in connection with marketing, press releases or other transactional announcements or updates provided to investor or trade publications, subject to confidentiality obligations or disclosure restrictions described below or otherwise reasonably requested by the Borrower, provided that the content and final form of any such press releases/transactional updates shall be reasonably acceptable to the Borrower. Bank of America and BAS hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), each of them is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow Bank of America or BAS, as applicable, to identify you in accordance with the Act.

Bank of America and BAS agree to keep confidential any information furnished or made available to it by the Borrower pursuant to this Commitment Letter that it marked confidential; provided that nothing herein shall prevent Bank of America and BAS from disclosing such information (a) to any Lender or any officer, director, employee, agent, or advisor of any Lender or any affiliate of any Lender on a “need to know” basis, provided such person is made aware of the confidentiality provision hereof, (b) as required by any law, rule, or regulation, (c) upon the order of any court or administrative agency, (d) upon the request or demand of any regulatory agency or authority, (e) that is or becomes available to the public or that is or becomes available to Bank of America, BAS, or any Lender other than as a result of disclosure by Bank of America, BAS, or any Lender prohibited by this letter, (f) in connection with any litigation to which Bank of America, BAS, or any Lender may be a party if compelled by judicial process, and (g) subject to provisions substantially similar to those contained herein, to any actual or proposed Lender.

You acknowledge that Bank of America and BAS or their affiliates may be providing financing or other services to parties whose interests may conflict with yours. Bank of America and BAS agree that they will not furnish confidential information obtained from you to any of their other customers and that they will treat confidential information relating to you and your affiliates with the same degree of care as they treat their own confidential information. Bank of America and

BAS further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby, you agree that Bank of America and BAS are permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you or any of your affiliates that is or may come into the possession of Bank of America, BAS or any of such affiliates.

The provisions of the immediately preceding four paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Facility shall be executed and delivered, and notwithstanding the termination of this letter or any commitment or undertaking hereunder.

This Commitment Letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter by telecopier or facsimile shall be effective as delivery of a manually executed counterpart thereof.

This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. Each of you, Bank of America and BAS hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter (including, without limitation, the Summary of Terms) the transactions contemplated hereby and thereby or the actions of Bank of America and BAS in the negotiation, performance or enforcement hereof.

This Commitment Letter, together with the Summary of Terms embodies the entire agreement and understanding among Bank of America, BAS, you and your affiliates with respect to the Facility and supersedes all prior agreements and understandings relating to the specific matters hereof (excluding, specifically, the CMBS Facility and the ABL Facility). However, please note that the terms and conditions of the commitment of Bank of America and the undertaking of BAS hereunder are not limited to those set forth herein or in the Summary of Terms. Those matters that are not covered or made clear herein or in the Summary of Terms are subject to mutual agreement of the parties. No party has been authorized by Bank of America or BAS to make any oral or written statements that are inconsistent with this Commitment Letter. This Commitment Letter is not assignable by any party hereto without the prior written consent of the other parties hereto and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

This offer will expire at 5:00 p.m. eastern on August 10, 2005 unless you execute this letter and return it to us prior to that time (which may be by facsimile transmission), whereupon this letter shall become a binding agreement. Thereafter, any commitment hereunder shall expire on November 1, 2005 unless the Facility closes prior to such date or the commitment is terminated. To the extent the facility closes, any undertaking and obligations of the parties hereunder shall expire upon achievement of a Successful Syndication (as defined in the Summary of Terms).

THIS WRITTEN AGREEMENT (WHICH INCLUDES THE SUMMARY OF TERMS) REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR

SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

[THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours, BANK OF AMERICA, N.A.
By:	/s/ Michael W. Edwards
	Name:	Michael W. Edwards
	Title:	Senior Vice President

BANC OF AMERICA SECURITIES LLC
By:	/s/ Anthony Fertitta
	Name:	Anthony Fertitta
	Title:	Principal

ACCEPTED AND AGREED TO
AS OF THE DATE FIRST ABOVE WRITTEN:

ON BEHALF OF THE BORROWER:

Goldner Hawn Johnson & Morrison Incorporated
a Minnesota corporation

By:

	Name:	Michael T. Sweeney
	Title:	Managing Director

Confidential	ShopKo Stores, Inc.

SUMMARY OF TERMS AND CONDITIONS

SHOPKO STORES, INC.

Up to $700,000,000 SECURED TERM FACILITY

Draft

June 10, 2005

BORROWER:	At Agent’s reasonable discretion, either (i) multiple TBD single purpose entities owning Eligible Properties (leased to Target, as described below), jointly and severally, or (ii) Target and existing owners of Eligible Properties, jointly and severally, in either case, collectively, “Borrower”.

GUARANTORS:	The Target (hereinafter defined- to the extent not a Borrower) and all material subsidiaries. The Guarantors shall guaranty, jointly and severally, all of Borrower’s obligations with respect to the Facility. Borrower and Guarantors’s obligations shall be pari passu relative to the Facility and $100 million in bonds.

EXISTING INDENTURE:	Borrower intends that the Facility not conflict with the terms and conditions of that certain Indenture dated as of March 12, 1992 (the “Indenture”) by ShopKo Stores, Inc. to First Trust National Association, trustee, relating to those certain $100,000,000 of 9.25% Senior Notes due March 15, 2022 (the “Existing Bonds”). In this regard, the payment obligations of Borrower under the Facility and with respect to the Existing Bonds will be pari passu.

CMBS COMMITMENT:	Agent and Lenders acknowledge (i) that certain Real Estate Debt Commitment Letter, dated April 7, 2005, as amended, among Bank of America, N.A. and Goldner Hawn Johnson & Morrison Incorporated (the “CMBS Commitment Letter”), and (ii) that this Summary of Terms and the commitment letter to which it is attached contemplate a financing alternative, to be utilized at Borrower’s election, to that described in the CMBS Commitment Letter (the “CMBS Facility”). Where reasonably practicable, Agent will endeavor to avoid duplication with respect to legal expenses, diligence and other matters between the Facility and the loan contemplated under the CMBS Commitment Letter.

ABL FACILITY:	It is the intention of Lender and Borrower that the structure, terms and conditions of the Facility not conflict in any manner with the structure, terms and conditions of the facilities to be provided by Bank of America, N.A. and Back Bay Capital Funding LLC as described in the Commitment Letter dated April 7, 2005

(collectively, the “ABL Facility”) from Bank of America, N.A., Back Bay Capital Funding LLC and Banc of America Securities LLC to Goldner Hawn Johnson & Morrison Incorporated.

ADMINISTRATIVE AGENT:	Bank of America, N.A. (“Bank of America” or “Agent”).

SOLE LEAD ARRANGER & SOLE BOOK MANAGER:	Banc of America Securities LLC (“BAS” or “Arranger”).

FACILITY:	A principal amount of up to $700,000,000 (“Facility Amount”) will be available upon the terms and conditions set forth herein. The Facility Amount shall be reduced by the amount of Existing Bonds outstanding as of the Closing, such that, in aggregate, the total amount of pari-passu debt (Facility plus Existing Bonds) does not exceed $700,000,000. The Facility shall be fully recourse to Borrower and Guarantors. The Facility will be structured and documented in compliance with the Indenture, such that the Existing Bonds will be secured equally and ratably with the Facility. However, the Arranger shall have the right to bifurcate the Facility’s specific claims into senior/subordinated note tranches (so long as, after giving effect to such bifurcation, the initial weighted average of the margin shall remain consistent).

Anticipated structure/sizing is as follows:

Senior Tranche — Up to 60% of appraised value, after giving consideration to prorata share of Existing Bonds. Assuming a Collateral value of $935,000,000, total senior debt (Senior Tranche plus Existing Bonds) shall equal $560,000,000 — comprised of a $480,000,000 Senior Tranche Amount and $80,000,000 in Existing Bonds that are effectively pari-passu (assuming the full $100,000,000 in Existing Bonds are outstanding at the closing of the Facility (“Closing”).

Mezzanine Tranche — Up to 75% of appraised value against $700,000,000 in total secured debt (Existing Bonds plus the Facility). Assuming a value of $935,000,000, total mezzanine debt (Mezzanine Tranche plus residual bond claims) shall equal $140,000,000 — comprised of a $120,000,000 Mezzanine Tranche Amount and $20,000,000 in Existing Bonds (assuming the full $100,000,000 in Existing Bonds are left in place).

[Note—The Existing Bonds shall not be bifurcated into senior/sub, but shall be secured equally and ratably with the

Facility. The referenced portion to the Existing Bonds is for illustrative purposes relative to effective claim rights. The bondholders get 1/7th of all proceeds under this scenario while the Facility gets 6/7th (with the lenders of the Facility dividing up that 6/7th share based on the senior/mezz structure. In any event, and notwithstanding anything to the contrary set forth herein, the Existing Bonds shall be secured equally and ratably solely with the Senior Tranche to the extent required pursuant to the terms of the Indenture].

LENDERS:	Agent and such other financial institutions reasonably acceptable to the Borrower and Agent (collectively the “Lenders”).

PURPOSE:	Proceeds from the Facility to be used to finance a portion of the acquisition (the “Acquisition”) of Shopko Stores, Inc. (the “Target”).

CLOSING DATE:	A mutually agreed upon date to be determined but in any event on or before November 1, 2005.

COLLATERAL:	Borrower shall own an asset pool consisting of approximately 181 fee simple and 8 ground leased retail stores with 3 distribution centers and 2 office buildings, such properties (the “Eligible Properties”) to be set forth on Exhibit “B” to be attached hereto. The Facility will be secured (on an equal and ratable basis with the Existing Bonds) by a first perfected security position on substantially all real estate assets of the Borrower, including, but not limited to, the Eligible Properties and all of Borrower’s right, title and interest in and to any investment property and proceeds of the foregoing. Each lease (to the extent applicable) with respect to the Eligible Properties (or master lease format) to be on an absolute triple net basis and to be in form and substance reasonably satisfactory to Agent, including, without limitation, with respect to rights of assignment. Each such lease shall be for a period of 36 months and may, to the extent permitted by the Indenture, contain annual renewal options so as to maintain a 36 month tenor on an ongoing basis. All operating accounts to be held in accounts established with Agent (on behalf of the Lenders and the holders of the Existing Bonds, equally and ratably) in a manner satisfactory to Agent and held by Borrower (includes required escrows as required in the CMBS Facility).

The Eligible Properties must provide at least $935,000,000 of “Value” based on fee simple fair market value), as reflected by appraisals engaged by Agent and otherwise satisfactory to Agent, and yielding a maximum LTV of 60% against the Senior Tranche plus allocated portion of the Existing Bonds and 75% all-in

(including the Mezzanine Tranche and the Existing Bonds — i.e., $700,000,000 in total debt).

MATURITY DATE:	2 Years.

AMORTIZATION:	Interest only.

INTEREST RATE:	The Interest Rate will be, at the Borrower’s option: (i) LIBOR plus 3.75% or (ii) Base Rate plus 2%. The “Base Rate” shall be the Agent’s prime lending rate, as determined by Agent from time to time.

LIBOR Rate interest periods shall be one, two, or three months. Interest on Base Rate loans shall be payable, in arrears, on the first day of each month, upon any prepayment and at final maturity. Interest on LIBOR Rate loans shall be payable in arrears on the last day of each interest period, at three month intervals and upon any prepayment and at final maturity. Interest on all loans and fees shall be calculated for actual days elapsed on the basis of a 360 day year for LIBOR Rate loan and 365- or 366-day year, as applicable, otherwise.

In no event may the Borrower elect an interest period for a LIBOR Rate loan which would extend beyond the maturity date of the Facility and, unless all of the Lenders otherwise agree, in no event may there be more than 6 different interest periods for LIBOR Rate loans outstanding under the Facility at any one time. LIBOR Rate loans shall be in the minimum aggregate amount of $1,000,000 (and integral multiples of $1,000,000 in excess thereof).

Facility documentation will include customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and (b) indemnifying the Lenders for breakage costs incurred in connection with among other things, any failure to borrow, and any prepayment of, a LIBOR Rate loan on a day other than the last day of an interest period with respect thereto. After default the interest rate will be equal to the Base Rate plus 4% per annum.

OPTIONAL PREPAYMENTS:	Prepayable at 101 during the first 12 months and at par thereafter. Prepayments stemming from asset sales shall be exempt from this requirement.

MANDATORY PREPAYMENT:	All amounts owing and outstanding under the Facility shall be due and payable in full on the Maturity Date, unless otherwise accelerated pursuant to the terms of the Facility loan documents.

COLLATERAL DOCUMENTS:	Acceptance of Eligible Properties as Collateral is subject to delivery of the following:

	1.	Environmental Assessment of the Eligible Property, ordered by Borrower at Borrower’s expense from an Agent approved environmental consultant, assessing the environmental condition of the Property;

	2.	at Borrower’s election, either ALTA Survey or “Express Maps,” provided the same are reasonably satisfactory manner to Agent;

	3.	UCC Policies;

	4.	Lender’s title policies;

	5.	FIRREA and USPAP appraisal ordered by and for the benefit of the Agent;

	6.	All-risk Insurance on the property in amounts acceptable to Agent, naming the Agent (for the benefit of the Lenders) as loss payee or additional insured;

	7.	Property condition assessment report, ordered by Borrower at Borrower’s expense from an Agent approved engineering consultant;

	8.	Evidence of zoning compliance and proper permitting;

	9.	Certificate of occupancy;

	10.	Copies of executed leases (to the extent applicable); and

	11.	Approved required SNDAs and Tenant Estoppel certificates for each tenant of an Eligible Property.

RELEASE PROVISIONS:	Eligible Properties may be sold or transferred, subject to the Borrower repaying the Facility by the same levels as are required in the CMBS Commitment Letter.

REPORTING REQUIREMENTS:	Standard and customary, to include audited statements annually within 90 days of fiscal year end, unaudited quarterly statements prepared in accordance with GAAP within 45 days of each quarter end (except December); quarterly property level operating statements for each Eligible Property; Officer’s Compliance Certificate quarterly which shall include, without limitation, a schedule of all leases (to the extent applicable), occupancy levels, sales psf and such other information as reasonably requested by Agent including, without limitation, projections.

APPRAISALS:	All appraisals to be engaged by and reasonably satisfactory to Agent.

BORROWER COVENANTS:	12.	Subject to the consent of the lenders under the ABL Facility, Cash Trap below TBD Senior/All-in debt service coverage on Facility plus Existing Bonds.

	13.	No other debt/contingencies other than the Facility and the Existing Bonds and ordinary course trade payables and equipment financings (and, in addition, the ABL Facility and capitalized leases if Target is the Borrower).

TARGET FINANCIAL COVENANTS:	TBD

AFFIRMATIVE COVENANTS:	The Facility documentation shall include affirmative covenants that are standard and customary in financings similar to those outlined herein and, in any case, the following:

	1.	Information Covenants

	2.	Preservation of Existence and corporate status

	3.	Books and Records

	4.	Compliance with Law

	5.	Payment of Taxes and Other Indebtedness

	6.	Insurance

	7.	Maintenance of Property; No Waste

	8.	Performance of Obligations

	9.	Audits/Inspections

NEGATIVE COVENANTS:	The Facility shall include negative covenants that are standard and customary in financings similar to those outlined herein and, in any case, the following:

	1.	Indebtedness Prohibitions (except for the indebtedness of the Target at closing, or any replacement debt including, at Target, the Indenture, the ABL Facility and TBD capitalized lease criteria), as well as ordinary course trade payables and equipment financings.

	2.	Contingent Obligations (including at Target the ABL and TBD capitalized lease criteria).

	3.	Limited Permitted Investments

	4.	No Other Liens on Collateral (other than the equal and ratable liens for the Existing Bonds and other than deeply subordinated second mortgage liens securing a $65,000,000 portion of the ABL Facility to be provided by Back Bay Capital Funding LLC, such portion of the ABL Facility to be subject to a subordination and intercreditor facility acceptable to Agent in its sole and absolute discretion); Nature of Business

	5.	Restricted Payments

	6.	Merger, Consolidation; Sale-Lease Back Transactions; Change of Control

	7.	Other Arrangements outside the Borrower’s normal course of business

	8.	Transactions with affiliates outside the Borrower’s normal course of business

	9.	Negative Pledges

REPRESENTATIONS AND WARRANTIES:	The Borrower and Guarantors will make usual representations and warranties as of the Closing (hereinafter defined) including, without limitation, corporate existence and standing, authorization and validity, no conflicts, government consents, absence of litigation and contingent obligations, taxes, subsidiaries, compliance with laws, ownership of Eligible Properties, existing liens, existing debt, solvency, margin stock, insurance, absence of default or unmatured default and continued accuracy of representations with respect to its financial statements, ERISA, and absence of material adverse change.

EVENTS OF DEFAULT:	The conditions and circumstances giving rise to events of default under the Facility documentation shall include those which are standard and customary in financings (with grace periods and materiality to be agreed) similar to those outlined herein and, in any case, the following:

	a)	Failure to pay principal, interest, fees or other amounts under the Facility when due;

	b)	Violation of any financial covenant, affirmative covenant or negative covenant;

	c)	Violation of other covenants;

	d)	Material misrepresentation;

	e)	Monetary default or non monetary default resulting in (or permitting) the acceleration of other indebtedness of Borrower or Target in excess of $10 million;

	f)	Liquidation, reorganization, insolvency or bankruptcy of the Borrower or Target;

	g)	The Borrower or any Guarantor shall challenge or contest the validity or enforceability of any Facility document (including any mortgage);

	h)	Judgments against the Borrower or Target for an amount in excess of $2 million per occurrence or in aggregate in any calendar year that remain unsatisfied or unstayed for more than 30 days and which are uninsured; and

	i)	Customary change of control defaults (stock ownership and board composition).

CONDITIONS PRECEDENT:	Closing of the Facility (the “Closing”) shall be subject to satisfaction of the following conditions precedent:

	1.	All material governmental consents and approvals, and all material third party consents (other than any lease or landlord consents) required for Borrower to consummate the financing and the Acquisition.

	2.	Capital structure of the Borrower, Guarantors and their respective direct and indirect parents, subsidiaries and affiliates shall be consistent with the structure reflected in the documents previously furnished to the Agent, which shall include a minimum equity/junior capital injection of not less than $30,000,000 on the date of Closing. Borrower’s and Guarantors’ organizational structures and documents to be reasonably satisfactory to Agent.

	3.	Preparation, execution and delivery of definitive documentation with respect to the Facility (including any intercreditor agreements and shared security arrangements, as needed with respect to the Indenture and/or the Mezzanine Tranche) containing representations and warranties, funding and yield protection provisions, conditions precedent, covenants, events of default, indemnifications, payment of expenses, agency and other provisions as described in this Summary of Terms and Conditions and otherwise mutually agreed.

4.	The Agent shall have received (a) legal opinions of counsel to the Borrower and Guarantors reasonably satisfactory in form and substance to the Agent, including, without limitation, with respect to the good standing, due authorization, enforceability, and the fact that no default shall arise, and, except under the Indenture, no lien (whether pari passu with, or subordinate to, the Agent’s lien) shall be required to be granted to any person under any scheduled material indebtedness of the Borrower as a result of the entering into of the Facility, and (b) such customary corporate resolutions, certificates and other corporate documents as the Agent shall reasonably request.

5.	The Agent shall have received (i) evidence of the Borrower’s insurance relating to the Eligible Properties, and (ii) with respect to each Eligible Property, satisfactory title reports and environmental site assessments.

6.	The Agent shall be satisfied in its reasonable discretion that all applicable regulatory requirements shall have been and will be complied with.

7.	No material misstatements in or material omissions concerning the Borrower, the Guarantors or any of their respective subsidiaries from the materials, taken as a whole previously furnished, as of the date furnished to the Agent for its review. Any financial statements (excluding projections) delivered to the Agent fairly present in all material respects the business and financial condition of the Borrower, the Guarantors and their respective subsidiaries as of the date and for the periods covered thereby, and that there has been no material adverse change in the assets, business, or financial condition of the Borrower, the Guarantors and their respective subsidiaries taken as a whole since the date of the most recent financial information delivered to the Agent.

8.	The absence of any litigation or other proceeding or default under a material contract of the Borrower or the

Guarantors, the result of which would or could have a material adverse effect on the business, assets, or financial condition of the Borrower, the Guarantors and their respective subsidiaries taken as a whole.

ASSIGNMENTS:	Each Lender will have the right to sell assignments in the Facility with the written consent of the Borrower (which consent shall not be unreasonably withheld, conditioned or delayed and which shall not be required for assignments to another Lender, an affiliate of the assignor Lender, a Federal Reserve Bank, or during the existence of an Event of Default), and the payment of a $3,500 fee by the transferor Lender to Agent. The minimum amount of any such assignment shall be $500,000. Lenders will also be permitted to sell participations in minimum amounts of $500,000 with voting rights limited to significant matters such as changes in amount, rate and maturity dates.

WAIVERS AND AMENDMENTS:	Amendments and waivers of the provisions of the Facility documentation will require the approval of the Agent and Lenders holding loans and commitments representing 66 2/3rds or more of the aggregate amount of loans and commitments under the Facility, except that the consent of all the Lenders thereby shall be required with respect to (a) increases in the commitment of such Lenders, (b) reductions of principal, interest or fees, (c) extensions of scheduled maturities or times for payment, and (d) releases of the Borrower, any Guarantor or all or substantially all of the Eligible Properties (except as set forth in the Facility documentation).

INDEMNITIES:	The Borrower and the Guarantors agree to indemnify and hold Bank of America, BAS, Agent, and the Lenders and their respective shareholders, directors, agents, officers, subsidiaries and affiliates harmless from and against any and all damages, actual out of pocket losses, settlement payments, obligations, liabilities, claims, actions or causes of action, and reasonable costs and expenses incurred, suffered, sustained or required to be paid by an indemnified party by reason of or resulting from the transactions contemplated hereby except to the extent resulting from the gross negligence, bad faith or willful misconduct of any indemnified party, or from a breach of any indemnified party’s obligations to the Borrower, or disputes among any indemnified parties or for any indirect, consequential, special or punitive damages. In all such litigation, or the preparation therefor, Bank of America, BAS, and the Lenders shall be entitled to select their own counsel and, in addition to the foregoing indemnity, the Borrower and Guarantors agree to pay promptly the reasonable fees and expenses of such counsel, except to the extent that any such litigation arises out of the gross negligence, bad faith or willful misconduct of any indemnified party, or from a breach of any indemnified party’s obligations to the Borrower, or disputes among any indemnified parties.

MATERIAL ADVERSE CHANGE:	Agent may elect not to close the Facility if (i) there are any circumstances or conditions with respect to the Eligible Properties (including, but not limited to, an insured casualty), Borrower, Target or tenants of the Eligible Properties that either have or can reasonably be expected to have a material and adverse effect upon the value of the Collateral and/or the Facility; (ii) a general moratorium on commercial banking activities is declared by either the Federal or New York State government or other relevant authorities or there is a material adverse change in or material disruption of conditions in the market for syndicated bank credit facilities or in the financial, banking or capital markets generally; (iii) there is an outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis if any the foregoing, in the judgment of Agent, makes it impracticable or inadvisable to proceed with the Facility; or (iv) there is a suspension or material limitation in trading in securities generally on the New York Stock Exchange or a change in national or international financial markets (including, without limitation, the secondary mortgage market), political conditions or economic conditions which, in the sole judgment of Agent, makes it impracticable or inadvisable to proceed with the Facility.

GOVERNING LAW:	The State of New York.

LEGAL:	Cadwalader, Wickersham & Taft LLP

DISSEMINATION OF INFORMATION:	Arranger and Agent and each Lender shall be authorized to disseminate any information it obtains pertaining to the facilities, including, without limitation, any credit or other information on Borrower, Sponsor, or any affiliate of either, to any assignee or participant or prospective assignee or prospective participant, any Lender’s affiliate (including BAS), any regulatory body having jurisdiction over any Lender and to any other parties as deemed necessary or appropriate in any Lender’s reasonable judgment, but subject to the condition that such information is confidential and is to be used only in connection with the Facility.

Exhibit A

Intentionally Omitted

Exhibit B

ELIGIBLE PROPERTIES

FEE SIMPLE RETAIL PROPERTIES
	Retail	Store			Approx.	Approx.
#	Concept	#	City	State	Gross SF	Selling SF

1	RETAIL 1	096	REDDING	CA	94,418	71,799
2	RETAIL 1	124	FORT COLLINS	CO	99,284	75,580
3	RETAIL 1	118	LONGMONT	CO	97,926	72,746
4	RETAIL 1	117	LOVELAND	CO	97,855	74,404
5	RETAIL 1	052	MASON CITY	IA	90,430	69,158
6	RETAIL 1	095	BOISE	ID	100,843	72,726
7	RETAIL 1	067	TWIN FALLS	ID	94,068	70,448
8	RETAIL 1	065	BOISE	ID	90,539	67,582
9	RETAIL 1	064	NAMPA	ID	90,526	69,830
10	RETAIL 1	068	IDAHO FALLS	ID	90,510	66,696
11	RETAIL 1	063	POCATELLO	ID	90,430	69,258
12	RETAIL 1	069	COUER D’ALENE	ID	84,379	63,927
13	RETAIL 1	140	JACKSONVILLE	IL	101,688	77,960
14	RETAIL 1	139	QUINCY	IL	97,537	76,170
15	RETAIL 1	150	SPRINGFIELD W	IL	80,307	65,135
16	RETAIL 1	133	BELVIDERE	IL	77,690	58,694
17	RETAIL 1	125	FREEPORT	IL	75,844	57,766
18	RETAIL 1	119	DIXON	IL	71,839	55,466
19	RETAIL 1	145	MONMOUTH	IL	60,985	51,160
20	RETAIL 1	010	MARQUETTE	MI	124,761	79,115
21	RETAIL 1	011	KINGSFORD	MI	94,250	71,695
22	RETAIL 1	016	ESCANABA	MI	83,179	63,854
23	RETAIL 1	123	HOUGHTON	MI	73,956	54,303
24	RETAIL 1	114	DULUTH	MN	119,842	82,201
25	RETAIL 1	017	ST CLOUD	MN	100,803	74,584
26	RETAIL 1	035	ROCHESTER	MN	90,499	70,771
27	RETAIL 1	036	ROCHESTER	MN	90,499	70,771
28	RETAIL 1	021	MANKATO	MN	90,494	68,160
29	RETAIL 1	041	AUSTIN	MN	90,461	66,835
30	RETAIL 1	061	ST CLOUD	MN	90,414	68,995
31	RETAIL 1	057	WINONA	MN	84,375	65,844
32	RETAIL 1	025	MARSHALL	MN	71,847	55,216
33	RETAIL 1	023	HUTCHINSON	MN	71,806	55,369
34	RETAIL 1	060	ALBERT LEA	MN	66,784	49,828
35	RETAIL 1	059	FAIRMONT	MN	66,781	49,020
36	RETAIL 1	058	WORTHINGTON	MN	66,713	49,994
37	RETAIL 1	112	HELENA	MT	116,992	87,070
38	RETAIL 1	075	MISSOULA	MT	102,327	79,775
39	RETAIL 1	106	BILLINGS	MT	100,800	75,294
40	RETAIL 1	062	GREAT FALLS	MT	90,505	69,282
41	RETAIL 1	038	GRAND ISLAND	NE	103,875	68,807
42	RETAIL 1	056	OMAHA	NE	90,514	71,491
43	RETAIL 1	046	OMAHA	NE	90,441	72,984

44	RETAIL 1	039	LINCOLN	NE	86,739	60,985
45	RETAIL 1	053	NORTH PLATTE	NE	70,118	55,353
46	RETAIL 1	045	BELLEVUE	NE	67,256	54,167
47	RETAIL 1	048	NORFOLK	NE	66,827	52,118
48	RETAIL 1	077	RENO	NV	94,271	72,850
49	RETAIL 1	103	RENO	NV	94,221	72,893
50	RETAIL 1	111	SALEM	OR	117,326	84,298
51	RETAIL 1	094	EUGENE	OR	100,840	75,734
52	RETAIL 1	093	BEND	OR	100,840	74,757
53	RETAIL 1	098	EUGENE	OR	100,840	73,977
54	RETAIL 1	078	RAPID CITY	SD	94,106	71,852
55	RETAIL 1	076	SIOUX FALLS	SD	90,585	68,752
56	RETAIL 1	022	MITCHELL	SD	71,846	55,227
57	RETAIL 1	054	WATERTOWN	SD	66,745	50,028
58	RETAIL 1	049	ABERDEEN	SD	66,735	49,647
59	RETAIL 1	107	WEST BOUNTIFUL	UT	100,761	74,052
60	RETAIL 1	105	OREM	UT	100,734	75,057
61	RETAIL 1	097	WEST VALLEY	UT	94,336	72,354
62	RETAIL 1	109	RIVERDALE	UT	94,248	73,211
63	RETAIL 1	084	WEST JORDAN	UT	94,230	73,354
64	RETAIL 1	087	OGDEN	UT	94,230	71,596
65	RETAIL 1	110	SALT LAKE CITY	UT	94,222	71,944
66	RETAIL 1	083	SANDY CITY	UT	94,092	71,173
67	RETAIL 1	086	PROVO	UT	94,042	71,798
68	RETAIL 1	088	LAYTON	UT	94,013	72,343
69	RETAIL 1	108	SPANISH FORK	UT	71,345	53,058
70	RETAIL 1	104	BRIGHAM CITY	UT	71,340	55,844
71	RETAIL 1	092	KENNEWICK	WA	106,238	75,424
72	RETAIL 1	129	SPOKANE	WA	99,279	67,323
73	RETAIL 1	113	LACEY	WA	98,034	74,676
74	RETAIL 1	081	YAKIMA	WA	94,237	70,827
75	RETAIL 1	066	SPOKANE	WA	94,076	73,079
76	RETAIL 1	089	WALLA WALLA	WA	83,211	62,688
77	RETAIL 1	134	PULLMAN	WA	77,559	57,700
78	RETAIL 1	002	ASHWAUBENON	WI	126,658	94,102
79	RETAIL 1	015	APPLETON	WI	112,794	76,465
80	RETAIL 1	004	GREEN BAY EAST	WI	105,923	80,166
81	RETAIL 1	050	FOND DU LAC	WI	102,205	68,854
82	RETAIL 1	009	MARSHFIELD	WI	101,483	70,642
83	RETAIL 1	012	WISC RAPIDS	WI	100,247	76,848
84	RETAIL 1	027	RACINE	WI	100,010	72,901
85	RETAIL 1	029	MADISON	WI	99,101	75,932
86	RETAIL 1	034	MADISON NORTH	WI	98,160	71,156
87	RETAIL 1	028	KIMBERLY	WI	98,030	73,586
88	RETAIL 1	030	JANESVILLE	WI	98,005	74,933
89	RETAIL 1	031	KENOSHA	WI	97,961	73,300
90	RETAIL 1	032	MONONA	WI	97,931	76,280
91	RETAIL 1	116	SHEBOYGAN	WI	97,859	77,223
92	RETAIL 1	019	WATERTOWN	WI	96,325	69,406
93	RETAIL 1	024	EAU CLAIRE	WI	94,705	69,760
94	RETAIL 1	099	ONALASKA	WI	94,413	71,223
95	RETAIL 1	100	NEENAH	WI	94,225	70,540

96	RETAIL 1	018	WEST BEND	WI	94,130	71,205
97	RETAIL 1	080	MADISON	WI	94,120	69,665
98	RETAIL 1	026	BELOIT	WI	93,845	71,076
99	RETAIL 1	037	CHIPPEWA FALLS	WI	91,012	69,157
100	RETAIL 1	042	OSHKOSH	WI	90,464	71,722
101	RETAIL 1	055	STEVENS POINT	WI	90,334	68,394
102	RETAIL 1	007	LACROSSE	WI	88,161	66,434
103	RETAIL 1	008	WAUSAU (ROTHSCHILD)	WI	88,030	71,779
104	RETAIL 1	003	MANITOWOC	WI	87,954	70,816
105	RETAIL 1	090	GRAFTON	WI	83,363	63,790
106	RETAIL 1	102	MARINETTE	WI	83,180	63,769
107	RETAIL 1	033	MENASHA	WI	81,171	61,098
108	RETAIL 1	127	DELAVAN	WI	75,844	58,545
109	RETAIL 1	132	RICE LAKE	WI	75,844	54,805
110	RETAIL 1	130	RIVER FALLS	WI	75,775	55,996
111	RETAIL 1	051	FORT ATKINSON	WI	75,063	56,255
112	RETAIL 1	120	MONROE	WI	73,956	55,906
113	RETAIL 1	005	DEPERE	WI	65,459	52,139
114	RETAIL 2	3160	DYERSVILLE	IA	36,047	27,787
115	RETAIL 2	3089	WASHINGTON	IA	35,600	31,100
116	RETAIL 2	3189	PERRY	IA	34,919	27,736
117	RETAIL 2	3185	WAUKON	IA	34,498	27,736
118	RETAIL 2	3037	ESTHERVILLE	IA	20,000	17,500
119	RETAIL 2	3295	OSCEOLA	IA	16,224	13,200
120	RETAIL 2	3007	MT CARMEL	IL	58,150	44,180
121	RETAIL 2	3256	TUSCOLA	IL	35,551	28,346
122	RETAIL 2	3028	HAVANA	IL	35,551	27,787
123	RETAIL 2	3229	MONTICELLO	IL	34,998	27,736
124	RETAIL 2	3226	SULLIVAN	IL	34,994	27,736
125	RETAIL 2	3120	BLOOMFIELD	IN	36,747	28,333
126	RETAIL 2	3146	MITCHELL	IN	35,551	27,787
127	RETAIL 2	3116	PETERSBURG	IN	34,998	27,736
128	RETAIL 2	3117	LOOGOOTEE	IN	34,998	27,736
129	RETAIL 2	3227	ATTICA	IN	34,994	27,736
130	RETAIL 2	3230	ROCKVILLE	IN	34,923	27,736
131	RETAIL 2	3106	MARION	KY	36,047	27,787
132	RETAIL 2	3022	LIBERTY	KY	35,551	27,787
133	RETAIL 2	3035	MUNFORDVILLE	KY	35,551	27,787
134	RETAIL 2	3215	HODGENVILLE	KY	34,994	27,736
135	RETAIL 2	3219	MORGANTOWN	KY	34,994	27,736
136	RETAIL 2	3224	SCOTTSVILLE	KY	34,994	27,736
137	RETAIL 2	3061	NEWAYGO	MI	36,047	28,346
138	RETAIL 2	3023	MANISTIQUE	MI	36,047	27,787
139	RETAIL 2	3041	ALLEGAN	MI	36,047	27,787
140	RETAIL 2	3074	CLARE	MI	36,047	27,787
141	RETAIL 2	3137	HART	MI	35,551	28,346
142	RETAIL 2	3135	DOWAGIAC	MI	35,551	27,787
143	RETAIL 2	3122	DETROIT LAKES	MN	43,800	36,000
144	RETAIL 2	3153	GLENWOOD	MN	42,456	35,736
145	RETAIL 2	3298	PARK RAPIDS	MN	33,320	28,947
146	RETAIL 2	3008	FERGUS FALLS	MN	32,500	28,782
147	RETAIL 2	3096	ELY	MN	13,284	9,817

148	RETAIL 2	3190	GLASGOW	MT	34,498	27,736
149	RETAIL 2	3129	WAHPETON	ND	52,168	40,694
150	RETAIL 2	3158	ARCHBOLD	OH	36,047	28,346
151	RETAIL 2	3033	WOODSFIELD	OH	36,047	27,787
152	RETAIL 2	3168	MONTPELIER	OH	36,047	27,787
153	RETAIL 2	3255	GREENFIELD	OH	36,047	27,787
154	RETAIL 2	3015	MINERVA	OH	35,551	27,787
155	RETAIL 2	3241	VERMILLION	SD	32,900	28,500
156	RETAIL 2	3056	MADISON	SD	32,280	27,040
157	RETAIL 2	3248	STURGIS	SD	30,500	25,752
158	RETAIL 2	3017	SMITHVILLE	TN	35,551	27,787
159	RETAIL 2	3057	LIVINGSTON	TN	35,551	27,787
160	RETAIL 2	3107	SOMERVILLE	TN	35,551	27,787
161	RETAIL 2	3151	CENTERVILLE	TN	35,551	27,787
162	RETAIL 2	3220	CLINTONVILLE	WI	37,820	31,050
163	RETAIL 2	3046	KEWAUNEE	WI	36,047	27,787
164	RETAIL 2	3101	OCONTO	WI	35,551	28,346
165	RETAIL 2	3169	ARCADIA	WI	35,551	28,346
166	RETAIL 2	3194	ASHLAND	WI	35,320	30,744
167	RETAIL 2	3195	LANCASTER	WI	34,498	27,736
168	RETAIL 2	3126	RAWLINS	WY	32,100	25,800
169	RETAIL 2	3252	POWELL	WY	28,500	24,605
170	RETAIL 2	3211	DOUGLAS	WY	28,224	25,500
171	RETAIL 2 (1)	3880	CLARION	IA	28,067	23,140
172	RETAIL 2 (1)	3889	MT AYR	IA	18,677	15,246
173	RETAIL 2 (1)	3873	BURLINGTON	KS	31,111	25,740
174	RETAIL 2 (1)	3852	BETHANY	MO	31,568	25,469
175	RETAIL 2 (1)	3860	MEMPHIS	MO	26,565	20,292
176	RETAIL 2 (1)	3856	GALLATIN	MO	17,741	14,770
177	RETAIL 2 (1)	3851	ALBANY	MO	16,925	14,286

(1)	Formerly a Places location

LEASED FEE RETAIL PROPERTIES
	Retail	Store			Approx.	Approx.
#	Concept	#	City	State	Gross SF	Selling SF

178	RETAIL 1	070	SPOKANE	WA	90,590	68,740
179	RETAIL 1	072	LEWISTON	ID	94,091	72,683
180	RETAIL 1	073	UNION GAP	WA	94,163	72,798
181	RETAIL 1	082	MURRAY	UT	94,013	69,120
182	RETAIL 1	085	TAYLORSVILLE	UT	94,136	72,884
183	RETAIL 1	091	LOGAN	UT	94,225	71,281
184	RETAIL 1	141	BURLINGTON	IA	80,327	65,135
185	RETAIL 2	3006	WHITLEY CITY	KY	36,047	27,787

OTHER ELIGIBLE PROPERTIES
				Approx.
#	Property	City	State	Gross SF

186	RETAIL 1 CORP. HEADQUARTERS	GREEN BAY	WI	228,000
187	RETAIL 2 CORP. HEADQUARTERS	OMAHA	NE	215,000
188	RETAIL 1 OPTICAL LAB	ASHWAUBENON	WI	29,000
189	RETAIL 1 DISTRIBUTION CTR.	DE PERE	WI	494,000
190	RETAIL 1 DISTRIBUTION CTR.	BOISE	ID	347,000
191	RETAIL 1 / RETAIL 2 DISTRIBUTION CTR.	OMAHA	NE	394,000